SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 3

                            Mattson Technology, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    57723100
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                                 (CUSIP Number)

                                  Andreas Neipp
                          VP Planning and Coordination
                           STEAG Electronic Systems AG
                           Ruettenscheider Strasse 1-3
                              45128 Essen, Germany
                               011-49-201-801-2215
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA 94301
                                  650-470-4500

                               February 12, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box //.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

-------------------------------------------------                       ----------------------------------------------
CUSIP No.        57723100                                               Page      2          of       8     Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Electronic Systems AG
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                (a)  / /
                                                                                                              (b)  / /

---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- -----------------------------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             8,861,144
      SHARES
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             8,861,144
    REPORTING
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
                    -------- -----------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,861,144
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                    / /


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.8%
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- -----------------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D

-------------------------------------------------                       ----------------------------------------------
CUSIP No.        57723100                                               Page      3          of      8      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG AG
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                               (a)  / /
                                                                                                             (b)  / /

---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- -----------------------------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             8,861,144
      SHARES
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             8,861,144
    REPORTING
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
                    -------- -----------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,861,144
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                    / /


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.8%
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- -----------------------------------------------------------------------------------------------------------




                                  SCHEDULE 13D

-------------------------------------------------                       ----------------------------------------------
CUSIP No.        57723100                                               Page      4          of      8      Pages
          --------------------------------                                   ---------------    -----------
-------------------------------------------------                       ----------------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                (a)  / /
                                                                                                              (b)  / /

---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)


---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- -----------------------------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             8,861,144
      SHARES
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             8,861,144
    REPORTING
                    -------- -----------------------------------------------------------------------------------------
                    -------- -----------------------------------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
                    -------- -----------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,861,144
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)                    / /

---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.8%
---------- -----------------------------------------------------------------------------------------------------------
---------- -----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- -----------------------------------------------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on January 11, 2001, by STEAG Electronic Systems AG ("SES") and STEAG AG ("STEAG"), as amended and supplemented by Amendment No. 1 on May 8, 2002, and by Amendment No. 2 on February 11, 2004 by SES, STEAG and RAG Aktiengesellschaft ("RAG") (the "Amended Statement"), with respect to the common stock, par value $0.001 per share (the "Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson").

     The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.


Item 4. Purpose of Transaction.

     Item 4 of the Amended Statement is hereby amended and supplemented by adding the following language thereto:

     On February 12, 2004, Mattson and SES each received written notice from the Underwriters of their intention to exercise the Over-Allotment Option (the "Over-Allotment Notice") in full. A copy of the Over-Allotment Notice is attached hereto as Exhibit 11 and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Amended Statement is hereby amended and restated to read in its entirety as follows:

     (a) SES, STEAG and RAG each beneficially owns 8,861,144 shares of Mattson Stock, which represents approximately 17.8% of the outstanding shares of Mattson Stock based on an aggregate of 49,763,325 shares reported to be outstanding on February 12, 2004 (the "Outstanding Shares"). The number of Outstanding Shares includes the 49,200,825 outstanding shares reported in the Prospectus, dated February 11, 2004 plus an additional 562,500 outstanding shares resulting from the Underwriters election to exercise the Over-Allotment Option in full.

     Mr. Werner Brust-Haas, a member of the Supervisory Board of SES, has informed SES that he beneficially owns 185 shares of Mattson Stock, representing less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock referenced above.

     Dr. Jochen Melchior, Chairman of the Management Board of STEAG and Chairman of the Supervisory Board of SES, has informed STEAG and SES that he holds options to purchase 65,000 shares of Mattson Stock, of which options to acquire 30,750 shares are currently vested and exercisable. Accordingly, Dr. Melchior beneficially owns 30,750 shares of Mattson Stock, representing less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock referenced above.

     Except as described in this Amendment, none of SES, STEAG, RAG nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock.

     (b) SES (directly) and STEAG and RAG (each, indirectly) each has the sole power to vote and dispose of 8,861,144 shares of Mattson Stock.

     Mr. Brust-Haas has informed SES that he has the sole power to vote and dispose of 185 shares of Mattson Stock.

     Dr. Melchior has the sole power to vote and dispose of 30,750 shares of Mattson Stock, which he has the right to acquire pursuant to options that are currently exercisable.

     (c) The information set forth or incorporated by reference in Item 4 of this Amendment is incorporated by reference herein. Except as described in this Amendment, none of SES, STEAG, RAG nor, to the best knowledge of each of SES, STEAG and RAG, any of the individuals referred to in Schedule A, has effected any transaction in Mattson Stock during the 60 days preceding the date of this Amendment.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Amended Statement is hereby amended and supplemented by incorporating by reference herein the information set forth or incorporated by reference in Items 4 and 5 of this Amendment.

Item 7. Material to be filed as Exhibits.


        Item 7 of the Amended Statement is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit 11 Notice of Over-Allotment Option, dated February 12, 2004.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004            STEAG Electronic Systems AG


                                     By:      /s/ Michael Willems
                                              ----------------------------
                                     Name:    Michael Willems
                                     Title:   Member of Board


                                     By:      /s/ Arnold Gehlen
                                              ----------------------------
                                     Name:    Arnold Gehlen
                                     Title:   Member of Board


                                     STEAG AG


                                     By:      /s/ Michael Willems
                                              ----------------------------
                                     Name:    Michael Willems
                                     Title:   Member of Board


                                     By:      /s/ Arnold Gehlen
                                              ----------------------------
                                     Name:    Arnold Gehlen
                                     Title:   Head of Account Department


                                     RAG Aktiengesellschaft

                                     By:      /s/ Dr. Thomas Kreuder
                                              ----------------------------
                                     Name:    Dr. Thomas Kreuder
                                     Title:   Senior Vice President


                                     By:      /s/ Dr. Norbert Schellen
                                              ----------------------------
                                     Name:    Dr. Norbert Schellen
                                     Title:   Legal Counsel

                                 EXHIBIT INDEX

Exhibit
Number            Document

Exhibit 11        Notice of Over-Allotment Option, dated February 12, 2004.